                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                   ___________________________________________

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 7)

                               Kinark Corporation
                                (Name of Issuer)

                          Common Stock, $.10 par value
                         (Title of Class of Securities)

                                   494474-10-9
                                 (CUSIP number)

                               Michael T. Crimmins
                15 Doremus Drive, Towaco, N.J. 07082 973-334-5910
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                               September 27, 2000
             (Date of Event Which Requires Filing of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d -1(e), Rule 13d-1(f) or Rule 13d-1(g) check the following box. [_]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

__________
The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

---------------------                                                                      -----------------
CUSIP No. 494478-10-9                                                                      Page 2 of 4 Pages
------------------------------------------------------------------------------------------------------------
             NAME OF REPORTING PERSONS
             IRS IDENTIFICATIION NOS. OF ABOVE PERSONS [ENTITIES ONLY]
     1       Michael T. Crimmins
------------------------------------------------------------------------------------------------------------
             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a) [_]
     2                                                         (b) [_]
------------------------------------------------------------------------------------------------------------
     3       SEC USE ONLY
------------------------------------------------------------------------------------------------------------
             SOURCE OF FUNDS
     4       PF
------------------------------------------------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) [_]
------------------------------------------------------------------------------------------------------------
             CITIZENSHIP OR PLACE OF ORGANIZATION
     6       United States
------------------------------------------------------------------------------------------------------------
NUMBER OF SHARES                 SOLE VOTING POWER
BENEFICIALLY              7      590,685
OWNED BY EACH             -----------------------------------------------------------------------------------
REPORTING                 -----------------------------------------------------------------------------------
PERSON                           SHARED VOTING POWER
WITH                      8      0
                          -----------------------------------------------------------------------------------
                          -----------------------------------------------------------------------------------
                                 SOLE DISPOSITIVE POWER
                          9      590,685
                          -----------------------------------------------------------------------------------
                          -----------------------------------------------------------------------------------
                                 SHARED DISPOSITIVE POWER
                          10     0
-------------------------------------------------------------------------------------------------------------
             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    11       590,685
------------------------------------------------------------------------------------------------------------
             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                                        [_]
    12       EXCLUDES CERTAIN SHARES
------------------------------------------------------------------------------------------------------------
             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13       8.8%
------------------------------------------------------------------------------------------------------------
             TYPE OF REPORTING PERSON
    14       IN
------------------------------------------------------------------------------------------------------------

                                                               Page 3 of 4 Pages
                                                               -----------------
                                                                    Schedule 13D
                                                             Michael T. Crimmins
                               KINARK CORPORATION
                             (CUSIP No. 494474-10-9)

     Schedule 13D relating to common stock, par value $.10 per share ("Common Stock") of Kinark Corporation, a Delaware Corporation ("Issuer"), as heretofore filed and amended and restated in full in Amendment No. 5, and as Item 5 thereof was further amended in Amendment No. 6, is hereby further amended by this Amendment No. 7 to further amend Item 5 to read in full as follows, and such
Schedule 13D, as so amended, shall continue in effect in accordance with its terms.

         Item 5 is amended and restated to read in full as follows:

ITEM 5.        INTEREST IN SECURITIES OF THE ISSUER

     (a) Since acquiring the shares of the Issuer's Common Stock referred to in
Item 3 above, Mr. Crimmins sold 187,600 of such shares in open market transactions, including the shares referred to in subparagraph (c) of this Item
5. Mr. Crimmins currently beneficially owns 590,685 shares of the Issuer's Common Stock, representing 8.8 % of the currently outstanding shares of Common Stock. The aggregate percentage of shares of Common Stock reported owned by Mr. Crimmins is based on 6,712, 219 shares, which is the number of shares of Common Stock reported as outstanding in the Issuer's Quarterly Report on Form 10Q for the quarter ended June 30, 2000.

     (b) Mr. Crimmins has sole voting power and sole dispositive power with respect to all of such 590,685 shares of Common Stock.

     (c) During the last 60 days, Mr. Crimmins has sold a total of 114,000 shares of the Issuer's Common Stock in open market transactions as follows:

Date                         Number of Shares Sold           Price per Share
----                         ---------------------           ---------------
8/8/00                               1,000                      1.063
8/9/00                               5,000                      1.063
8/10/00                              6,000                      1.063
8/11/00                              6,000                      1.063
8/14/00                              6,000                      1.063
8/15/00                              6,000                      1.063
8/16/00                              6,000                      1.063
8/17/00                              6,000                      1.063
8/18/00                              2,000                      1.125
8/22/00                              4,000                      1.125
8/23/00                              2,000                      1.125
8/23/00                              2,000                      1.063
8/24/00                              4,000                      1.125
8/28/00                              4,000                      1.063

                                                               Page 4 of 4 Pages
                                                               -----------------
                                                                    Schedule 13D
                                                             Michael T. Crimmins

                                 TABLE CONTINUED
                                 ---------------

Date                    Number of Shares Sold       Price per Share
----                    ---------------------       ---------------
9/6/00                          2,000                     1.188
9/7/00                          2,000                     1.188
9/8/00                          4,000                     1.125
9/11/00                         4,000                     1.125
9/12/00                         4,000                     1.125
9/12/00                         2,000                     1.188
9/13/00                         4,000                     1.125
9/14/00                         4,000                     1.125
9/15/00                         4,000                     1.125
9/18/00                         2,000                     1.063
9/18/00                         2,000                     1.188
9/20/00                         2,000                     1.063
9/21/00                         2,000                     1.063
9/22/00                         2,000                     1.00
9/26/00                         4,000                     1.00
9/26/00                         4,000                     1.063
9/27/00                         4,000                     1.125
9/27/00                         2,000                     1.063


         (d) Not  Applicable

         (e) Not Applicable


                                     SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.


                                                     October 2, 2000
                                                   ---------------------
                                                         (Date)


                                                   S/Michael T. Crimmins
                                                   ---------------------
                                                        (Signature)


                                                    Michael T. Crimmins
                                                    --------------------
                                                           (Name)